China Energy Recovery, Inc.
Building #26, No. 1388 Zhangdong Road
Zhangjiang Hi-tech Park
Shanghai, China 201203

December 9, 2011

Mr. John Cash
Accounting Branch Chief
Securities and Exchange Commission
100 F St. NE
Washington, D.C. 20549

Re:	China Energy Recovery, Inc. Form 10-K for the fiscal year ended December 31, 2010 Filed April 19, 2011 File No. 0-53283

Dear Mr. Cash:

I am responding to the additional comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated December 6, 2011, to China Energy Recovery, Inc. (the “Company”).  Set forth below are the Company’s responses to the Staff’s comments.  I have reproduced the Staff’s comments in bold type for your convenience and have followed the comments with the Company’s response.

Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2010

Director Compensation, page 90

1.
We note that your response to comment three in our letter dated November 15, 2011 addressed Ms. Lau’s retainer agreement only. With a view towards future disclosure, please clarify for us whether the retainer agreement with Mr. Ye Tian was also filed as an exhibit to one of your periodic reports and what the terms of that agreement were.

Response: The Company has not filed the retainer agreement with Mr. Ye Tian as an exhibit to any of its periodic reports; however, the Company will file a copy of the Mr. Tian’s retainer agreement as an exhibit to its 2011Annual Report on Form 10-K.  Under the terms of his agreement, Mr. Tian received options to purchase 500,000 shares of Company’s common stock, at an exercise price of $1.58 per share (the last sale price of the Company's common stock on the date of the grant) and Mr. Tian received the benefits of the Company’s indemnification agreement, all of which was disclosed in the Form 8-K filed by the Company on June 30, 2009 with respect to Mr. Tian’s appointment to the Board of Directors.

In connection with its response to the comments of the Staff of the Commission made above, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, /s/ Simon Dong Simon Dong, Acting Chief Financial Officer